

June 8, 2010

By U.S. Mail and facsimile to 011-86-225-829-9790

Mr. Yangkan Chong
Chief Executive Officer
China New Energy Group Company
20/F, Center Plaza, No.188 Jie Fang Road
He Ping District, Tianjin, China 300042

> **Re:** **China New Energy Group Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 001-32691**

Dear Mr. Chong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Our records show your file number as 001-32691. Please revise to include the correct file number in future filings.

Notes to Consolidated Financial Statements, page F-9

3. Discounted Operations, page F-21

2. We note you recognized a $1.1 million loss on disposal of your 99% interest in Hunchun as result of the exchange with Mr. Xiu for a 49% interest in Chensheng. Please explain the nature of the loss given the exchange in value was considered equal.

5. Other Receivables, page F-22

3. We note the $1.5 million due from Tianjon East Ocean Gas Company Limited (East Ocean) represents an amount due from Hunchun. We also note from disclosure in footnote three that your 99% interest in Hunchun was given to Mr. Xiu Hai Tan in exchange for a 49% interest in Chensheng. The 99% and 49% interests were considered equal and no additional consideration was exchanged. As a result of the exchange you recorded a loss on disposal related to Hunchun. Please explain the relationship of East Ocean to Mr. Xiu and China New Energy Group. In addition, please explain the nature of the receivable, the terms of repayment, your basis for continuing to report a receivable due from Hunchun given the terms of the exchange and concurrent disposal in 2008 and why the receivable was not included as part of the exchange.

16. Deemed Receivable from Former Shareholders of Subsidiaries Acquired for Settlement of Liabilities, page F-38

4. We note in the acquisition of Zhanhua Juitai and Wuyuan you recorded liabilities of $1.7 million and $0.3 million which are to be assumed by former shareholders of Zhanhua Juitai and Wuyuan. As a result you have recorded a deemed receivable equal to the liabilities. Please explain the business purpose and accounting literature supporting your treatment for including these liabilities with an offsetting receivable in your financials and why these liabilities were not excluded as part of the acquisitions. Further, please advise us if these liabilities have been paid as of this date and if not, when payment is due.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief

cc: Mr. Mark Cawley, Esq.
          via facsimile to 212-688-7273